June 19, 2020

VIA EMAIL AND EDGAR

Joshua Shainess, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	LINE Corporation

Schedule 14D-9 filed May 27, 2020

File No. 005-89859

Dear Mr. Shainess:

At the request of LINE Corporation (“LINE”), we are responding to the comment letter, dated June 5, 2020, from the staff (the “Staff”) in the Office of Mergers and Acquisitions of the U.S. Securities and Exchange Commission relating to the solicitation/recommendation statement on Schedule 14D-9, File No. 005-89859 (the “Schedule 14D-9”), filed by LINE on May 27, 2020. Concurrently with the submission of this letter, LINE is filing Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”) via EDGAR. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Schedule 14D-9 as amended.

The responses of LINE to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references in LINE’s responses are references to page numbers of Amendment No. 1.

In addition to the amendments in response to the Staff’s comments, LINE has amended certain portions of the Schedule 14D-9 to provide updates or clarifications.

LINE has not included as part of Amendment No. 1 all of the exhibits that are required to be included. LINE plans to include the other exhibits in a later amendment to the Schedule 14D-9.

The Solicitation or Recommendation, page 6

1.

As currently disclosed, the recommendation supporting the Offer appears to be made by the LINE Board. Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the “filing person” and “subject company,” respectively, provide the required disclosures. Accordingly, please revise this statement (and other similar statements throughout the filing) to expressly state the Company’s position with respect to the Offer. Alternatively, please clarify that the Board’s recommendation is being made on behalf of the Company.

In response to the Staff’s comment, the disclosure on page 7 and other similar statements in the Schedule 14D-9 have been revised to clarify that the LINE Board has made the recommendation on behalf of LINE.

2.

You disclose that the Special Committee unanimously concluded that “the procedures for carrying out the Business Integration, including the Offers, can be seen as having secured fairness” (emphasis added). We note similar language used with respect to the Committee’s other conclusions described in this section. The language cited above is unclear and does not appear to meet the requirements of Schedule 13E-3. Item 1014(a) of Regulation M-A requires each filing person on the Schedule 13E-3 to state and support a position on the fairness of the transaction (both procedurally and substantively) to the unaffiliated shareholders of the target company. Please revise to provide the required fairness determination.

In response to the Staff’s comment, the disclosure under the heading “Item 4. The Solicitation or Recommendation—Fairness of the Offers and Share Consolidation to Shareholders not Affiliated with LINE” on pages 23-24 has been added.

Findings of the Special Committee, page 19

3.

We note a series of references alluding to the consideration or discussion by the Special Committee and LINE’s senior management of alternatives to the transaction. Please describe any specific alternative transactions with other parties that the Special Committee considered. Additionally, specify why the alternatives to the transaction were rejected in favor of this transaction. See Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, the disclosure under the heading “Item 4. The Solicitation or Recommendation—Background of the Offers and the Transactions” on page 15 has been revised.

Summary Prospective Financial Information, page 25

4.	Summarize the assumptions and limitations underlying the projections presented.

In response to the Staff’s comment, the disclosure under the heading “Item 4. The Solicitation or Recommendation—Certain LINE Forecasts” on page 24 has been revised.

5.	Confirm in your response letter that the projections disclosed here are the ones provided to J.P. Morgan and BofA Securities referenced in the descriptions of their respective analyses’.

LINE confirms that the projections set forth under “Item 4. The Solicitation or Recommendation—Certain LINE Forecasts—Summary Prospective Financial Information” are summaries of the projections provided to J.P. Morgan and BofA Securities referenced in “—Financial Analyses and Opinion of J.P. Morgan” and “—Financial Analyses and Opinion of BofA Securities.” LINE believes that such projections include all material projected financial information that was provided to J.P. Morgan and BofA Securities for use in their respective financial analyses described in the sections of the Schedule 14D-9 referenced above. LINE provided to J.P. Morgan and BofA Securities additional granular information comprising the components of the projected line items disclosed in the Schedule 14D-9 and calculations underlying such line items, as well as other immaterial information. LINE does not believe that disclosing additional immaterial information relating to the projections disclosed in the Schedule 14D-9 would provide additional meaningful information to its shareholders.

Financial Analyses and Opinion of J.P. Morgan, page 25

6.

Refer to the first sentence under “Miscellaneous” on page 28. Revise the language stating that the summary of the J.P. Morgan opinion does not purport to be complete. A summary is necessarily a synopsis of information. See the corresponding but different qualifier on page 31 with respect to the BofA opinion.

In response to the Staff’s comment, the disclosure under the heading “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion of J.P. Morgan—Miscellaneous” on page 30 has been revised.

Annex A – Opinion of J.P. Morgan

7.

Refer to the second sentence in the last paragraph of this opinion. The disclosure states that “[t]his letter is provided solely for the benefit of the Board of Directors … and shall not confer rights or remedies upon, any shareholder…” Please delete this disclaimer from the opinion and from the description of it in the Schedule 14D-9 and the Offer to Purchase.

In response to the Staff’s comment, the last paragraph of J.P. Morgan’s opinion has been revised. LINE respectfully advises the Staff that the description of the opinion in Amendment No. 1 and the revised Offer to Purchase filed as Exhibit (a)(1)(i) to Amendment No. 1 does not contain the disclaimer.

8.	In the same paragraph of the opinion, revise the reference to a proxy statement or information statement, since the disclosure appears in tender offer materials.

In response to the Staff’s comment, the last paragraph of J.P. Morgan’s opinion has been revised.

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Please do not hesitate to contact me by telephone at +81-3-5251-0210 or by email at toshiro.mochizuki@shearman.com if you have additional questions or require additional information.

Very truly yours,

/s/ Toshiro Mochizuki
Toshiro Mochizuki
Shearman & Sterling LLP

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